Exhibit 99.1

MY Reports Second Quarter 2015 Unaudited Results

ZHONGSHAN, China, Aug18, 2015 /PRNewswire/ — China Ming Yang Wind Power Group Limited (NYSE: MY) (“Ming Yang” or the “Company”), a leading wind energy solution provider in China, today announced its unaudited financial results for the quarter ended June 30, 2015.

Second Quarter 2015 Operating and Financial Highlights:

•	Total revenue was RMB1,563.2 million (US$252.1 million), compared to RMB935.6 million in the second quarter of 2014, at the top end of the guidance of RMB1.4 billion to RMB1.6 billion.

•	Gross profit was RMB245.9 million (US$39.7 million), compared to RMB123.5 million in the second quarter of 2014.

•	Gross margin was 15.7%, compared to 13.2% in the second quarter of 2014.

•	Total comprehensive income was RMB65.2 million (US$10.5 million), compared to RMB11.8 million in the second quarter of 2014.

•	Profit for the period was RMB68.0 million (US$11.0 million), compared to RMB11.7 million in the second quarter of 2014, substantially exceeding the guidance of RMB50 million to RMB55 million.

•	Basic and diluted earnings per share were RMB0.50 (US$0.08) and RMB0.49 (US$0.08), respectively, compared to basic and diluted earnings per share of RMB0.11 and RMB0.11, respectively, in the second quarter of 2014.

•	Total wind turbine generators (“WTGs”) for which revenue was recognized amounted to an equivalent wind power project output of 470.0MW, representing 120 units of 1.5MW WTGs and 145 units of 2.0MW WTGs, compared to 303.5MW in the second quarter of 2014

“We are pleased with the progress we made during the second quarter of 2015,” said Mr. Chuanwei Zhang, Chairman and Chief Executive Officer of Ming Yang, “Net profit grew by more than four times year-over-year, and we have an ample backlog which is expected to further help us achieve better financial results going forward.”

Mr. Zhang added, “The wind energy sector has enormous growth potential over the next five years. China’s long-term goal is to generate 20% of its primary energy consumption using non-fossil fuels, which will bring new opportunities for the wind energy sector. With Ming Yang’s significant market share, we are confident we will be able to capture a substantial number of business opportunities in China going forward.”

“During the first half of 2015, China’s wind energy sector continued to grow and expand quickly,driving market demand for higher quality wind turbine products. We are pleased to have provided our customers with comprehensive wind energy solutions to generate optimized returns, and we look forward to more business opportunities in China and overseas.”

Second Quarter 2015 Operating Data and Unaudited Financial Results

Revenue

Revenue in the second quarter of 2015 was RMB1,563.2 million (US$252.1 million), compared to RMB935.6 million in the second quarter of 2014. The increase was due to the combined effects of (1) a 54.9% increase in the number of WTGs commissioned (measured by power output), and (2) the approximately 5.1 % increase in average WTG selling price in the second quarter of 2015 compared with the corresponding period of 2014.

WTGs for which revenue was recognized in the second quarter of 2015 amounted to an equivalent wind power project output of 470MW, or 120 units of 1.5MW WTGs and 145 units of 2.0MW WTGs. In the second quarter of 2014, revenue was recognized for WTGs with a power output of 303.5MW.

Gross Profit and Gross Margin

Gross profit was RMB245.9 million (US$39.7 million), compared to RMB123.5 million in the second quarter of 2014. Gross margin in the second quarter of 2015 was 15.7%, compared to 13.2% in the second quarter of 2014. The increase in gross margin was mainly due to an increase in average WTG selling price by 5.1% in the second quarter of 2015 compared with the corresponding period of 2014.On an adjusted basis, should warranty provisions be excluded from cost of sales, the Company’s adjusted gross margin would be 18.9% for the second quarter of 2015, compared to 16.4% for the corresponding period of 2014.

Selling and Distribution Expenses

Selling and distribution expenses were RMB53.9 million (US$8.7 million) for the second quarter of 2015, compared to RMB59.1 million for the corresponding period in 2014, representing a decrease of 8.8%.

Administrative Expenses

Administrative expenses were RMB108.4 million (US$17.5 million) for the second quarter of 2015, compared to RMB37.5 million for the corresponding period in 2014, representing an increase of 189.1%. The increase in administrative expenses was mainly due to provision for doubtful trade and other receivables of RMB31.0 million (US$5.0 million) being made in the second quarter of 2015 as compared to RMB20.7 million provision being reversed in the corresponding period of 2014.

Research and Development Expenses

Research and development expenses were RMB22.2 million (US$3.6 million) for the second quarter of 2015, compared to RMB22.2 million for the corresponding period in 2014.

Net Finance Income

Finance income was RMB38.5 million (US$6.2 million) for the second quarter of 2015, compared to RMB43.6 million for the corresponding period in 2014. The decrease in finance income was mainly attributable to the decrease in interest income from bank deposits and entrusted loans.

Finance expenses were RMB26.9 million (US$4.3 million) for the second quarter of 2015, compared to RMB42.9 million for the corresponding period in 2014. The decrease in finance expenses was mainly due to the repayment of RMB1 billion of Ming Yang’s medium-term notes that matured on January 12, 2015.

Profit Before Income Tax

Profit before income tax was RMB78.6 million (US$12.7 million) for the second quarter of 2015, compared to RMB15.1 million for the corresponding period in 2014.

Income Tax Expense

Income tax expense was RMB10.5 million (US$1.7 million) for the second quarter of 2015, compared to RMB3.4 million for the corresponding period in 2014. The increase was primarily due to the higher profit recorded during the second quarter of 2015.

Total Comprehensive Income and Earnings per Share

As a result of the cumulative effects of the factors discussed above, total comprehensive income for the second quarter of 2015 was RMB65.2 million (US$10.5 million), compared to RMB11.8 million for the corresponding period in 2014.

Basic and diluted earnings per share were RMB0.50 (US$0.08) and RMB0.49 (US$0.08) for the second quarter of 2015, respectively, compared to basic and diluted earnings per share of RMB0.11 and RMB0.11, respectively, in the corresponding period in 2014.

Cash and Cash Equivalents

Cash and cash equivalents as of June 30, 2015 were RMB990.7 million (US$159.8 million), compared to RMB2,169.8 million as of December 31, 2014.

Recent Business Developments

•	MY acquired electrical systems provider, RENergy – On 20 May 2015, Ming Yang closed the acquisition of the 99% majority equity interest in China Smart Electric Group Limited (“China Smart”), a Cayman Islands company. China Smart owns all of the equity interest in Wise Renergy Holdings Limited, a Hong Kong company, which in turn owns all of the equity interests in mainland China-based subsidiaries, Tianjin REnergy Electrical Co., Ltd. and Tianjin Ruiyuan Electrical Co., Ltd. (all such Renergy entities are collectively referred to as “RENergy”). RENergy is China’s largest supplier of core components for WTGs, including components such as main control systems, pitch control systems and converters. Ming Yang expects to integrate RENergy’s patented electrical control system technologies into Ming Yang’s existing product offerings, allowing it to evolve further into a provider of comprehensive wind energy solutions and to address a wider range of its customers’ requirements. For details of the transaction, please refer to the related press release and presentation on the Investor Relations section of the Company’s website. The purchase price allocation for the acquisition of RENergy was preliminary and unaudited as of June 30, 2015.

•	MY launched 3.0MW 120-meter three-blade super compact drive (“SCD”) WTG — In May 2015, the innovative SCD wind turbine utilizing technologies co-developed by Ming Yang with Aerodyn, a German design firm, was unveiled. As an important complement to the Company’s current flagship product of 6.0MW two-blade offshore SCDs, the 3.0MW 120-meter 3-blade SCD mainly targets low-wind onshore regions, a significant market after China started to focus on the development of eastern and southern areas, which generally have lower wind speeds.

•	MY launched 2.0MW 118-meter ultra-low-wind WTG — In May 2015, Ming Yang’s latest generation of 2.0MW WTG which featured a 118-meter blade design, currently the largest among WTGs with the same capacity in China, was connected to the power grid and has filled the market gap of the 5.0-6.2m/s ultra-low wind market. With the capability to generate 10%-20% more electricity compared with older versions of 2.0MW WTGs, Ming Yang’s new 2.0MW product is competitive and had secured 200 units sales orders by the end of July 2015.

•	MY’s downstream business development is on track — Ming Yang’s wind farms investment arm intends to develop self-run power generation projects from its 2GW wind and solar resource reserves, of which 230MW had been under construction and the construction of an additional 100MW is expected to commence in the second half of 2015. The first stage of projects currently under construction is expected to be connected to the power grid by early 2016. This stage includes a 50MW wind power project in Guangxi Province, a 50MW wind power project in Henan Province, a100MW wind power project in Hebei Province and a 30MW solar power project in Yunnan Province.

•	MY achieved breakthroughs in overseas markets — Ming Yang has provided its Indian joint venture Global Wind Power Limited (“GWPL”) with a total of 10.5MW of components for GWPL’s first wind farm project in India, which is expected to be connected to the grid in the third quarter of 2015. Ming Yang had entered into the sales agreement and is scheduled to provide 49.5MW of wind turbines to a wind farm operated by a Chinese state-owned enterprise in Pakistan, a project initiated under China’s the “One Belt, One Road” initiatives.

Business Updates

Order Book Updates

•	New Sales Contracts — During the second quarter of 2015, Ming Yang entered into sales contracts for wind power projects with a total output of 647.5 MW, representing 205 units of 1.5MW WTGs, 167 units of 2.0MW WTGs and 2 units of SCD 3.0MW WTGs.

•	Order Backlog — As of June 30, 2015, the Company’s order backlog was approximately 3.73GW, representing 1,090 units of 1.5MW WTGs, 952 units of 2.0MW WTGs, 62 units of 2.5-3.0MW SCD WTGs and 1 unit of 6.0MW SCD WTG. Cumulative signed orders since inception was 11.06GW, representing 5,053 units of 1.5MW WTGs, 1,616 units of 2.0MW WTGs, 82 units of 2.5-3.0MW SCD WTGs and 1 unit of 6.0MW SCD WTG.

Industry Updates

•	China Wind Energy Association (“CWEA”) released certain wind power installation statistics in China from January to June 2015 and Ming Yang was ranked 3rd in terms of newly installed wind power capacity in China. CWEA also highlighted that in terms of overall market environment, 2.0MW products have become the main market driver, the installed capacity of which had accounted for over 50% of total installed capacity in the first half of 2015. According to the data compiled by CWEA, Ming Yang had the largest market share of 16.5% of 2.0MW wind turbines in China.

•	China’s National Energy Administration (“NEA”) published grid-connected wind power data in the first half of 2015 and the new grid-connected capacity in the six months reached 9.2GW, up 46% on a year-over-year basis , while cumulative grid-connected capacity hit 105.5GW, exceeding China’s 12th five-year plan target of 100GW.

•	China announced its enhanced actions and measures on climate change in a document submitted to the Secretariat of the United Nations Framework Convention on Climate Change. In this document, the PRC government proposed a series of action targets to reduce carbon dioxide emissions, including building a building Low-Carbon Energy System and scaling up the development of wind power.

•	In order to meet its greenhouse gas reduction goals, China intends to commit a US$6.6 trillion of investment in the field of renewable energy, aiming to reconfigure its coal-dependent energy mix and develop new energy sources.

Earnings Guidance

Based on the Company’s current order book and its current views and estimates on its current operating and market conditions and its current business plans and customer demand,and without taking into consideration the effect of its acquisition of RENergy in the first half of 2015, the Company expects that for the quarter ended September 30, 2015, (i) its estimated revenue will be in the range of RMB2.1 billion to RMB2.3 billion, representing an increase of 23.5% to 35.3% compared with RMB1.7 billion for the quarter ended September 30, 2014; and (ii) its estimated net profit for the period will be in the range of RMB95 million to RMB100 million, excluding share-based compensation expenses (Non-GAAP), representing an increase of 26.2% to 32.8% compared with RMB 75.4 million for the quarter ended September 30, 2014. Please note that these projections are subject to change and changes may be material.

The Company completed the acquisition of the 99% majority equity interest in RENergy in May 2015 and RENergy became a consolidated subsidiary of the Company since then. The Company purchases electrical controls systems from RENergy, and the unrealized profits in inventories arising from purchases from RENergy subsequent to the acquisition will be eliminated upon consolidation. The Company is in the progress of integrating the operations of RENergy after the acquisition. After completing the integration, the Company expects the acquisition would result in synergies and benefits, including increases in gross profit margin and/or a reduction in various costs. These synergies and benefits will be more visible in the last quarter of 2015 or the first quarter of 2016, and the Company is still in progress of completing the purchase price allocation of the acquisition of RENergy. Accordingly, the Company has not revised its previously announced estimated net income.

Note to the Financial Information

The preliminary unaudited consolidated statements of operations and comprehensive income and consolidated statements of financial position accompanying this press release (collectively the “preliminary unaudited financial information”) have been prepared by management using International Financial Reporting Standards, or IFRSs, as issued by the International Accounting Standards Board. The preliminary unaudited financial information is not intended to fully comply with IFRSs because it does not present all of the financial information and disclosures required by IFRSs.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB6.200 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi for U.S. dollars on June 30, 2015 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such a rate or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “to be,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “goal,” “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Actual results or events may differ from those anticipated or predicted in this press release, and the differences may be material. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Conference Call

Ming Yang’s senior management will host a conference call on Wednesday, Aug 18, 2015 at 8:00 am (Eastern)/5:00 am (Pacific)/8:00 pm (China) to discuss its quarterly results and recent business activities.

To access the conference call, please dial:

United States:	+1-845-675-0437
International (toll):	+65-6713-5090
Mainland China:	400-620-8038 / 800-819-0121
Hong Kong:	+852-3018-6771

To access international Toll Free Dial-In numbers:

Hong Kong:	800-906-601
United States:	+1-866-519-4004

Please ask to be connected to 2Q2015 China Ming Yang Wind Power Group Limited Earnings Conference Call and provide the following pass code: Ming Yang.

Ming Yang will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the Company’s web site at http://ir.mywind.com.cn.

Following the earnings conference call, an archive of the call will be available by dialling:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Mainland China:	400-602-2065 / 400-632-2162 / 800-870-0206 / 800-870-0205
Hong Kong:	800-963-117
Passcode:	9018-9052

The replay will be archived for seven days following the earnings announcement until June 3, 2015.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading wind energy solution provider in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines, including cutting-edge SCD (Super Compact Drive) solutions, and providing post-sales value-added maintenance and technology upgrade services to wind farm owners. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2014.

For further information, please visit the Company’s website: ir.mywind.com.cn.

For investor and media inquiries, please contact:

China Ming Yang Wind Power Group Limited

Johnson Zhang

+86-760-2813-8898

+1-646-454-8640

Email: ir@mywind.com.cn

http://ir.mywind.com.cn

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts expressed in thousands, except share and ADS data)

	For the three months period ended June 30,
	2014	2015	2015
	RMB ‘000	RMB ‘000	USD ‘000
Revenue	935,648	1,563,177	252,125
Cost of sales	(812,170)	(1,317,302)	(212,468)

Gross profit	123,478	245,875	39,657
Other income	9,813	5,917	954
Selling and distribution expenses	(59,141)	(53,935)	(8,699)
Administrative expenses	(37,519)	(108,377)	(17,480)
Research and development expenses	(22,166)	(22,238)	(3,587)

Profit from operations	14,465	67,242	10,845
Finance income	43,622	38,542	6,216
Finance expenses	(42,852)	(26,867)	(4,333)

Net finance income	770	11,675	1,883
Share of loss of associates	(95)	(349)	(56)

Profit before income tax	15,140	78,568	12,672
Income tax expense	(3,427)	(10,521)	(1,697)

Profit for the period	11,713	68,047	10,975

Other comprehensive (loss) / income for the period

Foreign operations - foreign currency translation differences	117	(2,895)	(467)

Total comprehensive income for the period	11,830	65,152	10,508

Profit attributable to:
Shareholders of the Company	13,446	68,706	11,081
Non-controlling interests	(1,733)	(659)	(106)

	11,713	68,047	10,975

Basic earnings per share(1)	0.11	0.50	0.08
Diluted earnings per share(2)	0.11	0.49	0.08

Total comprehensive income attributable to:
Shareholders of the Company	13,563	65,811	10,614
Non-controlling interests	(1,733)	(659)	(106)

	11,830	65,152	10,508

(1)	The calculation of the basic earnings per share is based on the profit attributable to the shareholders of the Company and the weighted average number of ordinary shares outstanding during the relevant periods.
(2)	The calculation of diluted earnings per share is based on the profit attributable to shareholders of the Company and weighted average number of ordinary shares outstanding after adjustment for the effects of all dilutive ordinary shares during the relevant periods.
(3)	The reconciliation of adjusted gross margin (to exclude warranty provision from cost of sales) is as below:

	For the three months period ended June 30,
	2014	2015	2015
	RMB‘000	RMB‘000	USD‘000
Revenue (A)	935,648	1,563,177	252,125

Cost of sales (B)	(812,170)	(1,317,302)	(212,468)
Less: warranty provision	30,216	48,797	7,870

Cost of sales excluding warranty provision (C)	(781,954)	(1,268,505)	(204,598)

Gross margin [D=(A+B)/A]	13.2%	15.7%	15.7%
Adjusted gross margin[E=(A+C)/A]	16.4%	18.9%	18.9%

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts expressed in thousands)

	As of December 31, 2014	As of June 30, 2015
	RMB ‘000	RMB ‘000	USD ‘000
Assets
Non-current assets
Property, plant and equipment	781,224	910,803	146,904
Intangible assets	76,426	591,624	95,423
Lease prepayments	344,563	336,649	54,298
Investments in associates	69,936	70,197	11,322
Investments in joint ventures	867,848	963,552	155,412
Other investment	30,000	30,000	4,839
Trade and other receivables	1,076,040	1,045,449	168,621
Prepayments	120,842	148,244	23,910
Deferred tax assets	222,343	243,353	39,250

Total non-current assets	3,589,222	4,339,871	699,979

Current assets
Inventories	2,015,820	2,305,745	371,894
Trade and other receivables	4,454,126	6,247,787	1,007,708
Prepayments	104,104	113,124	18,246
Other current assets	15,015	19,880	3,206
Pledged bank deposits	306,883	416,058	67,106
Cash and cash equivalents	2,169,810	990,735	159,796

Total current assets	9,065,758	10,093,329	1,627,956

Total assets	12,654,980	14,433,200	2,327,935

Equity
Issued share capital	864	1,050	169
Reserve for own shares	(39,386)	(39,386)	(6,353)
Capital reserves	3,721,039	4,330,433	698,458
Translation reserves	(78,704)	(79,357)	(12,799)
Accumulated losses	(173,829)	(64,368)	(10,382)

Total equity attributable to shareholders of the Company	3,429,984	4,148,372	669,093
Non-controlling interests	48,169	53,236	8,586

Total equity	3,478,153	4,201,608	677,679
Liabilities
Non-current liabilities
Deferred tax liabilities	13,961	19,111	3,082
Provisions	198,949	248,618	40,100
Trade and other payables	298,410	311,201	50,194
Deferred income	309,398	327,474	52,818

Total non-current liabilities	820,718	906,404	146,194

Current liabilities
Bond payable	999,749	—	—
Trade and other payables	5,649,670	7,117,671	1,148,012
Short-term bank loans	551,450	983,694	158,660
Income tax payable	44,309	95,333	15,376
Provisions	301,966	359,012	57,905
Deferred income	67,652	76,932	12,408
Deferred revenue	741,313	692,546	111,701

Total current liabilities	8,356,109	9,325,188	1,504,062

Total liabilities	9,176,827	10,231,592	1,650,256

Total equity and liabilities	12,654,980	14,433,200	2,327,935

SOURCE: China Ming Yang Wind Power Group Limited